UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Maytag Corporation
(Name of Issuer)

Common Stock, $1.25 par value per share
(Title of Class of Securities)

57859210
(CUSIP Number)

Gerald Ratner
Gould & Ratner
222 North LaSalle Street, Suite 800
Chicago, IL 60601
(312) 236-3003
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Check the following box if a fee is being paid with this statement [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP No. 	57859210	13D	Page	3	of	8	Pages
1	NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Longview Asset Management
I.R.S. Identification No.: 36-4245844
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) 	[ ]
(b)	[X]
3	SEC USE ONLY
4	SOURCE OF FUNDS:   OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):   [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
7 	SOLE VOTING POWER: 0
8 	SHARED VOTING POWER: 3,054,709
9 	SOLE DISPOSITIVE POWER: 0
10 	SHARED DISPOSITIVE POWER: 3,054,709
11 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,054,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: 	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.81%
14	TYPE OF REPORTING PERSON: IA



CUSIP No. 	57859210	13D	Page	4	of	8	Pages
1	NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
James A. Star
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) 	[ ]
(b)	[X]
3	SEC USE ONLY
4	SOURCE OF FUNDS:  OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:
7 	SOLE VOTING POWER: 0
8 	SHARED VOTING POWER: 3,054,709
9 	SOLE DISPOSITIVE POWER: 0
10 	SHARED DISPOSITIVE POWER: 3,054,709
11 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,054,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: 	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.81%
14	TYPE OF REPORTING PERSON: IN



CUSIP No. 	57859210	13D	Page	5	of	8	Pages
1	NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Geoffrey F. Grossman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) 	[ ]
(b)	[X]
3	SEC USE ONLY
4	SOURCE OF FUNDS:  OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:
7 	SOLE VOTING POWER: 0
8 	SHARED VOTING POWER: 3,054,709
9 	SOLE DISPOSITIVE POWER: 0
10 	SHARED DISPOSITIVE POWER: 3,054,709
11 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,054,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: 	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.81%
14	TYPE OF REPORTING PERSON: IN


CUSIP No. 	57859210	13D	Page	6	of	8	Pages

The Reporting Persons (as defined below) listed on the cover pages to this Schedule 13D hereby make the following Statement pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

This Statement is an amendment of the Schedule 13D filed on March 9, 1989, as amended by Amendment No. 1, filed July 2, 1999, as amended by Amendment No. 2, filed July 16, 2003, as amended by Amendment No. 3, filed February 17, 2004 (the "Original Schedule 13D"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Original Schedule 13D. Except as amended hereby, the information set forth in the Original Schedule 13D remain true, complete, and correct.

ITEM 2.	Identity and Background

	Item 2 is hereby amended to delete the following sentence:
"Mr. Grossman is a Partner of D'Ancona & Pflaum, a Chicago,
Illinois law firm." and substitute the following in its place:
"Mr. Grossman is a Partner of Seyfarth Shaw LLP, a Chicago,
Illinois law firm."  Item 2 is hereby amended to update Mr.
Grossman's address as follows: "55 East Monroe Street, Suite
4200, Chicago, Illinois  60603."

ITEM 5.	Interest in Securities of the Issuer

	Items 5(a) and 5(b), and 5(c) are hereby amended and restated to read as follows:

(a) - (b) (i) By virtue of its management of client accounts, including accounts held for the benefit of certain of the Reporting Persons, as of October 31, 2005, Longview may be deemed to beneficially own 3,054,709 shares of Common Stock, representing, in the aggregate, approximately 3.81% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (Based upon 80,153,738 shares of Common Stock issued and outstanding as of September 30, 2005, as reported by the Issuer in its Quarterly Report on Form 10-Q filed October 21, 2005 for the quarterly period ended September 30, 2005). Longview shares the power to vote and dispose of the 3,054,709 shares of Common Stock which it may be deemed to beneficially own.

(ii) Mr. Star may be deemed to beneficially own 3,054,709 shares of Common Stock as of October 31, 2005, representing in the aggregate approximately 3.81% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of his status as President of Longview. A trust for the benefit of Mr. Star's wife owns shares of Common Stock that are managed by Longview, and Mr. Star's wife and trusts for the benefit of Mr. Star's wife and children are general partners or limited partners of certain partnerships which own shares of Common Stock that are managed by Longview, all of which shares are reported hereunder as being beneficially owned by Longview and Mr. Star. Mr. Star shares the power to vote and dispose of the 3,054,709 shares of Common
Stock which he may be deemed to beneficially own by virtue of his status as President of Longview. Mr. Star disclaims beneficial


CUSIP No. 	57859210	13D	Page	7	of	8	Pages

ownership of the shares of Common Stock reported hereunder in excess of his pecuniary interest in such shares.

(iii) Mr. Grossman, not individually, but solely as trustee of the Edward Memorial Trust, may be deemed to beneficially own 3,054,709 shares of Common Stock as of October 31, 2005, representing in the aggregate approximately 3.81% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of his status as trustee of The Edward Memorial Trust, the majority equity owner of Longview. Mr. Grossman, not individually, but solely as trustee of the Edward Memorial
Trust, shares the power to vote and dispose of the 3,054,709 shares of Common Stock which he may be deemed to beneficially own. Mr. Grossman is also trustee of certain other trusts which may be deemed to beneficially own and share the power to vote certain of the 3,054,709 shares of Common Stock. Mr. Grossman disclaims beneficial ownership of all of the shares of Common Stock reported hereunder.

(c) The following dispositions of shares of Common Stock which are deemed to be beneficially owned by the Reporting Persons occurred during the past sixty days in the public market:

(i) 325,000 shares at $17.2397 per share on October 28, 2005

(ii) 750,984 shares at $17.1361 per share on October 31, 2005

ITEM 7.	Material to be Filed as Exhibits
A Joint Filing Agreement, dated as of October 31, 2005, by and among the Reporting Persons, is attached hereto.

CUSIP No. 	57859210	13D	Page	8	of	8	Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Longview Asset Management

	By: __/s/ James A. Star___________________
		James A. Star, President


	___/s/ James A. Star______________________
	James A. Star


	___/s/ Geoffrey F. Grossman_______________
	Geoffrey F. Grossman, not individually but
	solely as trustee of the Edward Memorial Trust



JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and all amendments thereto with respect to the Maytag Corporation Common Stock, par value $1.25 per share, beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

October 31, 2005


	Longview Asset Management

	By: __/s/ James A. Star___________________
		James A. Star, President


	___/s/ James A. Star______________________
	James A. Star


	___/s/ Geoffrey F. Grossman_______________
	Geoffrey F. Grossman, not individually but
	solely as trustee of the Edward Memorial Trust